Exhibit 99.5

1st Quarter 2009 Results Leopoldo Viriato Saboya CFO and IRO José Antonio do Prado Fay CEO

2 All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

01 1st Quarter 2009 Results

4 Breakdown of net sales – 1Q09 DIVERSIFIED PRODUCT PORTFOLIO BY PRODUCT BY MARKET Domestic market 57.1% Exports 42.9% * Includes UHT, pasteurized and powder milk Dairy Products 6.6% Milk* 12.9% Others 4.3% Other Processed 4.3% Specialty Meats 21.0% Poultry 31.1% Elaborated/ Frozen Products 11.7% Pork/Beef 8.1%

5 Highlights – 1Q09 R$ - MILLION HIGHLIGHTS 1Q09 1Q08 % Ch. Gross Sales 3,035 2,847 6.6% Domestic Market 1,887 1,743 8.3% Exports 1,148 1,104 4.0% Net Sales 2,603 2,462 5.7% Gross Profit 535 536 (0.3%) Gross Margin 20.6% 21.8% - EBIT 4 91 (95.5%) Net Income (226) 51 - Adjusted Net Income (94) 51 - Adjusted Net Margin (3.6%) 2.1% - EBITDA 118 186 (36.8%) EBITDA Margin 4.5% 7.6% - Earnings per Share* (1.09) 0.25 - * Consolidated earnings per share (in Reais), excluding treasury shares

„ Sharp decline in export market prices; Granted discounts; Pressure in domestic sales volumes due to the redirection of export market products; Cost of idle capacity due to technical shutdowns; Increase in commercial expenses due to reduced export flows; Effect of fiscal loss recognition due to subsidiary incorporation . 6 Main impacts on results

02 Business Performance

Revenues composition 8 Revenue R$ Billion Revenues as % of Contribution % Ch. 1Q09/1Q08 Meat 2.1 70.0% 7.8% Dairy Products 0.6 20.0% (1.2%) Others Processed 0.2 6.7% 8.1% Soybean / Others 0.1 3.3% 31.2% Total 3.0 100.0% 6.6% Processed 1.5 50.0% 3.1%

2.22 1.5 2.0 2.5 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 0.626 0.5 0.6 0.7 0.8 0.9 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 10.19 3.87 6.0 7.5 9.0 10.5 12.0 13.5 15.0 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 Soybean Corn 1.93 1.38 1.00 1.50 2.00 2.50 3.00 Jan-07 Apr-07 Jul-07 Oct-07 Jan-08 Apr-08 Jul-08 Oct-08 Jan-09 Apr-09 1.20 1.40 1.60 1.80 2.00 2.20 Pork Chicken 9 Costs x Prices x FX ( 1Q09/1Q08) Protein (US$/KG) Brazilian export prices Grains - CBOT (R$/ Bushel ) Milk (R$/ Liter ) Average prices paid to producers in Brazil Dollar (R$ x US$) - 14.2% - 17.9% - 29.5% - 27.3% 35.0% - 15.7%

10 Domestic Market Sales – 1Q09 THOUSAND TONS R$ MILLION DOMESTIC MARKET 1Q09 1Q08 % Ch. 1Q09 1Q08 % Ch. Meats 182.5 196.2 (7.0) 995.2 908.6 9.5 In Natura 38.6 41.6 (7.3) 159.7 155.0 3.1 Poultry 31.0 31.9 (2.8) 119.4 114.4 4.3 Pork/Beef 7.5 9.6 (22.2) 40.3 40.5 (0.4) Elaborated/Processed (meats) 144.0 154.6 (6.9) 835.5 753.6 10.9 Dairy Products 250.8 226.0 11.0 613.9 597.7 2.7 Milk 200.6 166.6 20.4 389.1 339.0 14.8 Dairy Products/Juice/Others 50.2 59.3 (15.4) 224.7 258.7 (13.1) Other Processed 26.1 25.4 3.0 151.5 139.9 8.3 Soybean Products/ Others 152.9 51.4 197.4 126.6 96.5 31.2 Total 612.5 499.0 22.7 1,887.2 1,742.7 8.3 Processed 220.4 239.4 (7.9) 1,211.7 1,152.2 5.2 % Total Sales 36.0 48.0 64.2 66.1

Revenues 11 Operation Results Meat Business – Domestic Sales Focus on profitability; Volume and pricing pressures by the competitors; Improvement in Margins; Pressure of Export Market on the Domestic Market Volumes Price Cost 10% 7% 16% 15%

Revenues 12 Operation Results Volumes Price Cost 3% 8% 11% 5% Dairy Business – Domestic Sales Balanced market; Positive demand for fluid milk; „ Margins recovered to the dairy business level .

13 Exports Sales – 1Q09 THOUSAND TONS R$ MILLION EXPORT MARKET 1Q09 1Q08 %Ch. 1Q09 1Q08 % Ch. Meats 276.1 262.7 5.1 1,140.6 1,072.5 6.3 In Natura 235.1 218.7 7.5 893.0 814.3 9.7 Poultry 199.8 187.1 6.8 712.7 660.6 7.9 Pork/Beef 35.3 31.6 11.6 180.3 153.7 17.3 Elaborated/Processed (meats) 41.1 44.1 (6.8) 247.6 258.2 (4.1) Dairy Products 1.2 4.0 (70.2) 6.8 30.3 (77.6) Milk 0.8 2.9 (72.4) 4.5 22.7 (80.2) Dairy Products 0.4 1.1 (64.2) 2.3 7.6 (69.9) Other Processed 0.2 0.3 (45.5) 1.0 1.2 (17.6) Total 277.5 267.1 3.9 1,148.3 1,104.0 4.0 Processed 41.6 45.5 (8.4) 250.8 267.0 (6.1) % Total Sales 15.0 17.0 21.8 24.2

14 Operation Results Perdix Business ( Meat ) – Export Market Necessary stock adjustments; Sharp drop in international prices; Prices renegotiation; Destocking and crisis affected market performance. Revenues Volumes Price R$ Cost 6% 5% Price US$ - FOB 22% 1% 6%

Exports by region 15 Far East 22.0% Europe 22.1% Middle East 30.4% Eurasia 10.9% Other Countries 14.6% Far East 21.8% Europe 25.5% Middle East 28.1% Eurasia 12.4% Other Countries 12.2% % NET REVENUE 1Q09 1Q08

03 Debt and Investments

Debt 17 R$ MILLION ON 03/31/09 ON 03/31/08 DEBT CURRENT NONCURRENT TOTAL TOTAL % Ch. Local Currency 605 660 1.264 761 66 Foreing Currency 1.199 2.942 4.141 2.501 66 Gross Debt 1.804 3.602 5.406 3.262 66 Cash Investments Local Currency 775 - 775 618 25 Foreing Currency 1.029 - 1.029 333 209 Total Cash Investments 1.803 - 1.803 951 90 Net Accounting Debt 1 3.602 3.602 2.310 56 Exchange Rate Exposure - US$ Million (672) (752) (11) Net debt/ EBITDA 3,3 2,6

Investments 18 New Projects 8.4% Bom Conselho/ Três de Maio 36.6% Productivity and Optimization 55.0% 1ST QUARTER 2009 R$ 119.7 MILLION

04 Outlook

20 Outlook 2009 Gradual recovery of exports; Improvement in economic indexes promoting domestic market consumption; Focus on profitability; Capture of expected sinergies due to the integration of commercial and administrative processes and to the subsidiaries incorporation; New Commercial Model “go-to-market” implementation.

http://www.perdigao.com.br/ir